# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Star Gold Corp., CIK 0001401835
CUSIP: 85512U303
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 174 E. Neider Ave., Suite 222, Coeur D'Alene, Idaho (ID), 83815
Date of event which requires filing of this statement: 02/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001848738

## Reporting persons
- Myrmikan Gold Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 36,976,707; sole dispositive power 0; shared dispositive power 36,976,707; aggregate amount beneficially owned 36,976,707 (18.3% of the class)
  Comment: Shares of Common Stock beneficially owned include 10,000,000 shares underlying outstanding Common Stock purchase warrants. Percentage beneficially owned is based on a total of 191,737,060 shares of Common Stock outstanding as of February 26, 2026.
- Myrmikan Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 36,976,707; sole dispositive power 0; shared dispositive power 36,976,707; aggregate amount beneficially owned 36,976,707 (18.3% of the class)
  Comment: Shares of Common Stock beneficially owned include 10,000,000 shares underlying outstanding Common Stock purchase warrants. Percentage beneficially owned is based on a total of 191,737,060 shares of Common Stock outstanding as of February 26, 2026.
- Oliver Daniel Jr: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 36,976,707; sole dispositive power 0; shared dispositive power 36,976,707; aggregate amount beneficially owned 36,976,707 (18.3% of the class)
  Comment: Shares of Common Stock beneficially owned include 10,000,000 shares underlying outstanding Common Stock purchase warrants. Percentage beneficially owned is based on a total of 191,737,060 shares of Common Stock outstanding as of February 26, 2026.

## Item 1. Issuer
Name of issuer: Star Gold Corp.
Address of issuer's principal executive offices: 174 E. Neider Ave., Suite 222, Coeur D'Alene, ID 83815

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
* Myrmikan Gold Fund, LLC,
* Myrmikan Capital, LLC, and
* Daniel Oliver Jr
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 713 Silvermine Road, New Canaan, Connecticut 06840.
Citizenship: Myrmikan Gold Fund, LLC is a Delaware limited liability company. Myrmikan Capital, LLC is a Delaware limited liability company. Daniel Oliver Jr is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 5, 2026, Myrmikan Gold Fund, LLC beneficially owned 36,976,707 shares of Common Stock, including 10,000,000 shares of Common Stock underlying outstanding Common Stock purchase warrants.

Myrmikan Capital, LLC, as the manager of Myrmikan Gold Fund, LLC (the "Manager"), may be deemed to be the beneficial owner of the Common Stock beneficially owned directly by Myrmikan Gold Fund, LLC.

Daniel Oliver Jr, who holds a 97.5% membership interest in, and is the manager of, the Manager, may be deemed to be the beneficial owner of the Common Stock beneficially owned directly by Myrmikan Gold Fund, LLC.
Percent of class: 18.3%. This percentage is based on 191,737,060 shares of Common Stock outstanding as of February 26, 2026.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Myrmikan Gold Fund, LLC: Myrmikan Gold Fund, LLC, Dan Oliver Jr, Manager of Myrmikan Capital, LLC (03/05/2026)
- Myrmikan Capital, LLC: Myrmikan Capital, LLC, Dan Oliver Jr, Manager (03/05/2026)
- Oliver Daniel Jr: Daniel Oliver Jr, Daniel Oliver Jr (03/05/2026)